Filed by Watson Wyatt & Company Holdings
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Watson Wyatt & Company Holdings
Commission File No. 001-16159

Front cover Eurotalk, April 2005

Title:  On the home straight

On Friday 15 April an acquisition agreement and other documents confirming details of the business combination deal announced on 18 January were signed by representatives from WW&C (John Haley, CEO) and WWLLP (Paul Thornton, Senior Partner, and Babloo Ramamurthy, Managing Partner) in the Tothill Street offices.

Picture of the signing

This is a key step in the process to finalise the transaction as, not only does it mean that the mechanics of the deal have been finalised to the satisfaction of both parties, it also paves the way towards Securities and Exchange Commission (SEC) review and shareholder and partnership approval for the transaction.

While the focus of the WW&C is on the SEC, the Partnership has other areas requiring attention.  We need the approval of regulatory authorities in Europe to the new UK company, Watson Wyatt Limited, carrying on the business.  We will also need to communicate with clients, landlords and suppliers about the impact of the transaction on our relationships with them.  We are hoping to make that process as smooth as possible to reflect the evolutionary rather than revolutionary nature of the combination.

Last but not least the consultation process on changes that directly impact on associates will continue with the next meeting scheduled for the end of April.

 “This was a momentous day.  In spite of the formality of the occasion, there was a real feeling of excitement and optimism in the room.  As we come closer to realising the opportunities that will be open to us and we hear many clients’ enthusiasm for this development, there is now an overwhelming sense of energy and a desire to join together as one firm.”

Babloo Ramamurthy

“As we worked together over the past few months to get to this point the many examples of good will, smart thinking and commitment to excellence demonstrated by everyone involved gives me confidence for our combined future.  The willingness to learn from each other, the opportunities to enhance our existing services and the desire to be the best, will be good for our clients, good for our business and good for everyone who works for Watson Wyatt Worldwide..”

John Haley

“As we make steady progress towards the business combination becoming a reality, people throughout the firm are preparing to become part of the new global firm.  Across the organisation a variety of working groups have been set up – some, but not all, coordinated by the Global Integration Committee.  All, however, have the same purpose – to understand and prepare ourselves to realise the opportunities of the deal as early as possible.   As usual, Watson Wyatt is rising to these new challenges.”

Paul Thornton

Additional Information

Watson Wyatt & Company Holdings intends to file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (“the SEC”).  YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP AND THE PROPOSED TRANSACTION.  You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Watson Wyatt & Company Holdings free of charge from the SEC website at www.sec.gov.  In addition, you may obtain free of charge the proxy statement/prospectus (when it becomes available), and other documents filed by Watson Wyatt & Company Holdings with the SEC by requesting them in writing from Watson Wyatt & Company Holdings, 1717 H Street, N.W., Washington, D.C. 20006, attention: Investor Relations, or by telephone at 202-715-7000.

Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings.  A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings will be contained in the proxy statement/prospectus, which will be filed by Watson Wyatt & Company Holdings with the SEC.  Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

This document contains forward-looking statements conveying the expectations of Watson Wyatt & Company Holdings (the “company”) management as to future earnings, revenues, operations, business trends and other such items, based on plans, estimates and projections at the time the company makes the statements.  Forward-looking statements involve inherent risks and uncertainties and the company cautions you that a number of important factors could cause actual results to differ materially from the results reflected in these forward-looking statements.  Such factors include risks and uncertainties specific to this transaction, including but not limited to adverse effects on the market price of the company’s common stock and on the company’s operating results because of failure to complete the transaction (due to failure to obtain stockholder or regulatory approvals or to satisfy all of the other conditions to the transaction); failure by the parties to successfully integrate their respective businesses, processes and systems in a timely and cost-effective manner; significant transaction costs expected; unknown liabilities; the success of the company’s marketing, development and sales programs following the transaction; the company’s ability to maintain client relationships and attract new clients following the transaction; general economic and business conditions that affect the company following the transaction; the level of capital resources required for future acquisitions; post-closing sales of the company’s common stock received by former Watson Wyatt LLP partners; and other economic, business, competitive and/or regulatory factors affecting the proposed transaction. In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include but are not limited to the company’s continued ability to recruit and retain qualified associates; outcomes of litigation; the ability of the company to obtain professional liability insurance; a significant decrease in the demand for the consulting services the company offers as a result of changing economic conditions or other factors; foreign currency and interest rate fluctuations; actions by competitors offering human resources consulting services, including public accounting and consulting firms, technology consulting firms and internet/intranet development firms; regulatory, legislative and technological developments that may affect the demand for or costs of the company’s services; and other factors discussed under “Risk Factors” in the company’s Annual Report on Form 10-K filed on August 17, 2004, which is on file with the SEC.  These statements are based on assumptions that may not come true.  All forward-looking disclosure is speculative by its nature, and investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof.  The company undertakes no obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.